SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)



                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 Amendment No. 2


                                 Six Flags, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.025 per share
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                         (Title of Class of Securities)

                                    83001P109
                        ---------------------------------
                                 (CUSIP Number)

                              Dennis J. Block, Esq.
                        Cadwalader, Wickersham & Taft LLP
                                 100 Maiden Lane
                               New York, NY 10038
                                 (212) 504-5555
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                January 14, 2005
                        ---------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 83001P109               SCHEDULE 13D              Page 2
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1    NAME OF REPORTING PERSON
     Red Zone LLC
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-1475706
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)                                            (a)[_] (b)[X]


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3    SEC USE ONLY


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4    SOURCE OF FUNDS (See Instructions)
     WC


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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                   [_]


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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware


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                7     SOLE VOTING POWER
                      0 shares of Common Stock
   NUMBER OF
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY   8     SHARED VOTING POWER
   OWNED BY           8,150,000 shares of Common Stock
     EACH
   REPORTING    ----------------------------------------------------------------
    PERSON      9     SOLE DISPOSITIVE POWER
     WITH             0 shares of Common Stock

                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                        8,150,000 shares of Common Stock
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
       8,150,000 shares of Common Stock


--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)                                             [_]


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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.76%


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14     TYPE OF REPORTING PERSON (See Instructions)
       OO


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


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CUSIP No. 83001P109               SCHEDULE 13D              Page 3
---------------------------                                 --------------------


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1    NAME OF REPORTING PERSON
     Daniel M. Snyder
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)                                            (a)[_] (b)[X]


--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     Not Applicable


--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States


--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0 shares of Common Stock
   NUMBER OF
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY   8     SHARED VOTING POWER
   OWNED BY           8,150,000 shares of Common Stock
     EACH
   REPORTING    ----------------------------------------------------------------
    PERSON      9     SOLE DISPOSITIVE POWER
     WITH             0 shares of Common Stock

                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                        8,150,000 shares of Common Stock
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
       8,150,000 shares of Common Stock


--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)                                             [_]


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.76%


--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       IN


--------------------------------------------------------------------------------

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CUSIP No. 83001P109               SCHEDULE 13D              Page 4
---------------------------                                 --------------------


INTRODUCTION

      This Amendment No. 2 (this "Amendment") relates to the Schedule 13D filed on behalf of Red Zone LLC, a Delaware limited liability company ("Red Zone") and Daniel M. Snyder, and individual ("Mr. Snyder") (collectively, the "Reporting Persons") with the Securities and Exchange Commission on August 30, 2004, as amended by Amendment No. 1 filed on September 2, 2004 (the "Schedule 13D"), relating to shares of common stock, par value $.025 per share ("Common Stock"), of Six Flags, Inc. (the "Company").

      Item 4 of the Schedule 13D is amended and supplemented as follows:

Item 4.  Purpose of Transaction.

      On January 14, 2005, Red Zone, on behalf of the Reporting Persons, delivered a letter to the Presiding Independent Director of the Company, which among other things, expressed the Reporting Persons' continued disappointment with the Company's performance. The Reporting Persons also stated that in light of what the Reporting Persons believe will be a disappointing future for the Company, the Reporting Persons have determined that continued investment in the Company is not in their best interest.


Item 7.  Materials to be Filed as Exhibits.

      The following exhibit is filed with this Amendment:

EXHIBIT 3 Letter, dated January 14, 2005, from Red Zone LLC to the Presiding Independent Director of Six Flags, Inc.

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CUSIP No. 83001P109               SCHEDULE 13D              Page 5
---------------------------                                 --------------------


                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 14, 2005


RED ZONE LLC



By:   /s/ Daniel M. Snyder
   -------------------------------
   Name:  Daniel M. Snyder
   Title: Managing Member



By:   /s/ Daniel M. Snyder
   -------------------------------
   Daniel M. Snyder

                                                                       EXHIBIT 3

                                  RED ZONE LLC
                            2300 Redskins Park Drive
                             Ashburn, Virginia 20147


January 14, 2005

Michael E. Gellert
Presiding Independent Director
Six Flags, Inc.
122 East 42nd Street
New York, NY  10168

Dear Mr. Gellert:

It has been over three months since we wrote to you to express our disappointment with the response of the non-management directors to our concerns regarding current management's performance and our views regarding how to reverse the company's continuing decline and protect and enhance stockholder value.

Since then, management has:

            o Reduced its guidance for full year 2004 and third quarter Adjusted EBITDA and third quarter revenues;

            o Announced that attendance, revenues, EBITDA (modified) and Adjusted EBITDA for the first nine months of 2004 were all less than in the comparable period in 2003 while operating costs and expenses increased over the prior year period.

            o Reported a loss of $67.7 million for the first nine months of 2004 compared to income of $4.2 million for the same period in 2003.

            o Continued to bet the future of the company on its misplaced capital expenditure plan, an overly expensive advertising campaign and a flawed guest service enhancement program.

Your October 12, 2004 letter served only to reconfirm our view that the non-management directors are continuing to protect an underperforming management team and encouraging the status quo at the very time when strong and decisive leadership is necessary to reverse the negative trend at Six Flags. We find it quite ironic that the non-management directors would accuse the undersigned of demonstrating a lack of understanding of the theme park business. While we freely admit that we have not in the past managed a theme park business, we do have extensive experience in the venue-based entertainment business and are very confident that the suggestions we have made to improve performance at Six Flags, if implemented properly by a qualified management team, would increase stockholder value in the long-term. As the above results indicate, whatever understanding of the business that the board and current management have is not being put to good use.

Whether the non-management directors adopt the proposals we have suggested is not the issue - the company's performance is - and to date the board and management have failed to turn the company around. We simply do not agree that the board should continue to have confidence in the current management team. We believe it is time for a change. Blaming the company's poor performance on the weather and the economy cannot last forever. A management team is paid to overcome challenges and it is the board's responsibility to explore all avenues to increase stockholder value notwithstanding the obstacles the company can be expected to face. At our September 28, 2004 meeting, we offered to assist in implementing change at the company by having Dan Snyder and two other knowledgeable stockholders join the board to work closely with the other directors to identify a new management team. You have mischaracterized this proposal as an effort to seek control of the company.

While the company's expensive advertising campaign and 2005 capital plan might increase park attendance, we believe much more can be done to increase stockholder value in the long-term. We have already outlined certain of these proposals to the non-management directors. The board's failure to respond proactively to our concerns and proposals is troubling as is the board's approval of new indemnification agreements for management and itself. We believe the board's steadfast and blind loyalty to an under-performing management team will in the short term, at best, simply maintain the status quo and in the longer term result in a material loss of stockholder value.

In light of what we believe will be a disappointing future for the Company, we have determined that continued investment in the Company is not in our best interest and that our capital and other resources should be allocated to more promising investments, especially those that have a board and management team that truly understands what it means to be responsive to shareholder concerns.


Sincerely,


RED ZONE LLC

By:   /s/ Daniel M. Snyder
   -------------------------------
   Name:  Daniel M. Synder
   Title: Managing Member


cc:  Non-Management Directors